# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Edgewise Therapeutics, Inc., CIK 0001710072
CUSIP: 28036F105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1715 38th St., Boulder, Colorado (CO), 80301
Date of event which requires filing of this statement: 05/09/2025
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, 212-739-6400; OrbiMed Capital GP VI LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, 212-739-6400; OrbiMed Genesis GP LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, 212-739-6400; OrbiMed Capital LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, 212-739-6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,252,867; sole dispositive power 0; shared dispositive power 15,252,867; aggregate amount beneficially owned 15,252,867 (14.5% of the class)
- ORBIMED CAPITAL GP VI LLC (CIK 0001682115): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,809,075; sole dispositive power 0; shared dispositive power 14,809,075; aggregate amount beneficially owned 14,809,075 (14.1% of the class)
- OrbiMed Genesis GP LLC (CIK 0001808744): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 443,792; sole dispositive power 0; shared dispositive power 443,792; aggregate amount beneficially owned 443,792 (0.4% of the class)
- ORBIMED CAPITAL LLC (CIK 0001157524): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 265,625; shared voting power 0; sole dispositive power 265,625; shared dispositive power 0; aggregate amount beneficially owned 265,625 (0.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Edgewise Therapeutics, Inc.
Address of issuer's principal executive offices: 1715 38th St., Boulder, Colorado (CO), 80301
Comment: This Amendment No. 4 ("Amendment No. 4") to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC ("OrbiMed Advisors"), OrbiMed Capital GP VI LLC ("GP VI"), OrbiMed Genesis GP LLC ("Genesis GP"), and OrbiMed Capital LLC ("OrbiMed Capital") (collectively, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on April 8, 2021, as amended by Amendment No. 1 filed with the SEC on September 16, 2022, Amendment No. 2 filed with the SEC on January 25, 2024, and Amendment No. 3 filed with the SEC on November 12, 2024. This Amendment No. 4 is being filed to report that the percentage of outstanding Shares that the Reporting Persons may be deemed to beneficially own decreased by more than 1% due to an increase in Shares outstanding.

## Item 2. Identity and Background
Name of person filing: OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended. GP VI, a limited liability company organized under the laws of Delaware. Genesis GP, a limited liability company organized under the laws of Delaware. OrbiMed Capital, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended. Carl L. Gordon, a United States citizen. Sven H. Borho, a German and Swedish citizen. W. Carter Neild, a United States citizen. Geoffrey C. Hsu, a United States citizen. C. Scotland Stevens, a United States citizen. David P. Bonita, a United States citizen. Peter A. Thompson, a United States citizen. Matthew S. Rizzo, a United States citizen. Trey Block, a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment: OrbiMed Advisors is the managing member or general partner of certain entities as more particularly described in Item 6 below. GP VI is the general partner of a limited partnership as more particularly described in Item 6 below. Genesis GP is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Capital is the investment advisor of an investment trust as more particularly described in Item 6 below. Carl L. Gordon is a member of OrbiMed Advisors. Sven H. Borho is a member of OrbiMed Advisors. W. Carter Neild is a member of OrbiMed Advisors. Geoffrey C. Hsu is a member of OrbiMed Advisors. C. Scotland Stevens is a member of OrbiMed Advisors. David P. Bonita is a member of OrbiMed Advisors. Peter A. Thompson is a member of OrbiMed Advisors. Matthew S. Rizzo is a member of OrbiMed Advisors. Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following is based upon 105,200,221 Shares outstanding of the Issuer as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025.

As of the date of this filing, OrbiMed Private Investments VI, LP ("OPI VI"), a limited partnership organized under the laws of Delaware, holds 14,809,075 Shares, constituting approximately 14.1% of the issued and outstanding Shares. GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the managing member of GP VI, pursuant to the terms of the limited liability company agreement of GP VI. As a result, OrbiMed Advisors and GP VI share power to direct the vote and disposition of the Shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VI.

In addition, OrbiMed Advisors and GP VI, pursuant to their authority under the limited partnership agreement of OPI VI, caused OPI VI to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OrbiMed Genesis Master Fund, L.P. ("Genesis"), a limited partnership organized under the laws of the Cayman Islands, holds 443,792 Shares constituting approximately 0.4% of the issued and outstanding Shares. Genesis GP is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of Genesis GP, pursuant to the terms of the limited liability company agreement of Genesis GP. As a result, OrbiMed Advisors and Genesis GP share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

In addition, OrbiMed Advisors and Genesis GP, pursuant to their authority under the limited partnership agreement of Genesis, caused Genesis to enter into the agreements referred to in Item 6 below.

As of the date of this filing, the Biotech Growth Trust PLC ("BIOG"), a publicly-listed investment trust organized under the laws of England, holds 265,625 Shares constituting 0.3% of the issued and outstanding Shares. OrbiMed Capital is the investment advisor of BIOG. As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by BIOG and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by BIOG. OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by BIOG.

In addition, OrbiMed Capital, pursuant to their authority under the limited partnership agreement of BIOG, caused BIOG to enter into the agreements referred to in Item 6 below.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
On April 3, 2025, OPI VI purchased 372,578 Shares at a price of $20.13 per Share.
On April 3, 2025, Genesis purchased 124,193 Shares at a price of $20.13 per Share.

The Reporting Persons undertake, upon request by the staff of the SEC or the Issuer to provide full information regarding the number of Shares purchased at each separate price.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI. Pursuant to this agreement and relationship, GP VI has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI. The number of outstanding Shares of the Issuer attributable to OPI VI is 14,809,075 Shares. GP VI, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 14,809,075 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, Genesis GP is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, Genesis GP has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares of the Issuer attributable to Genesis is 443,792. Genesis GP, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 443,792 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of GP VI and Genesis GP, pursuant to the terms of the limited liability company agreements of GP VI and Genesis GP. Pursuant to these agreements and relationships, OrbiMed Advisors and GP VI have discretionary investment management authority with respect to the assets of OPI VI and OrbiMed Advisors and Genesis GP have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of GP VI to vote and otherwise dispose of securities held by OPI VI and the power of Genesis GP to vote and otherwise dispose of the securities held by Genesis. The number of outstanding Shares attributable to OPI VI is 14,809,075 Shares and the number of Shares attributed to Genesis is 443,792 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of GP VI and Genesis GP, may also be considered to hold indirectly 15,252,867 Shares.

OrbiMed Capital is the investment advisor to BIOG. OrbiMed Capital may be deemed to have voting and investment power over the securities held by BIOG. Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by BIOG. The number of outstanding Shares attributable to BIOG is 265,625 Shares. OrbiMed Capital, as the investment advisor to BIOG, may also be considered to hold indirectly 265,625 Shares.

Peter Thompson ("Thompson"), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors, and GP VI may have the ability to affect and influence control of the Issuer. From time to time, Thompson may receive stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and GP VI, Thompson is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and GP VI, which will in turn ensure that such securities or economic benefits are provided to OPI VI.

Investors' Rights Agreement

In addition, OPI VI, Genesis, and certain other stockholders of the Issuer entered into an Amended and Restated Investors' Rights Agreement with the Issuer (the "Investors' Rights Agreement"), dated as of December 3, 2020. Pursuant to the Investors' Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time beginning six months following the date of the effective date of the registration statement of the Issuer's initial public offering, the holders of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions, including that at least 20% of the registrable securities be registered and that the aggregated gross offering price of such offering must exceed $5 million. The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.
Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), other than with respect to certain excluded registrations, OPI VI and Genesis will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of Shares included in the registration, to include the Shares held by them in the registration.

Form S-3 Registration Rights

At any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors' Rights Agreement, holders of the registrable securities then outstanding may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their Shares, so long as the aggregate price to the public equals or exceeds $2 million. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

1. Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, OrbiMed Genesis GP LLC, and OrbiMed Capital LLC.
2. Amended and Restated Investors' Rights Agreement by and among the Issuer and each of the signatories thereto, dated as of December 3, 2020 (incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form S-1 (File No. 333-253923), filed with the SEC on March 5, 2021).

## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (05/12/2025)
- ORBIMED CAPITAL GP VI LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (ORBIMED ADVISORS LLC, its managing member) (05/12/2025)
- OrbiMed Genesis GP LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (ORBIMED ADVISORS LLC, its managing member) (05/12/2025)
- ORBIMED CAPITAL LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (05/12/2025)